May 8, 2007

To the Shareholders of THE DAIEI, INC.:

Notice of the 56TH Ordinary General Meeting of Shareholders

Notice is hereby given that the 56th Ordinary General Meeting of Shareholders will be held as follows:

1. Date of the Meeting: Thursday, May 24, 2007, at 10:00 A.M.
2. Place of the Meeting: Kobe Seishin Oriental Hotel, 4th Floor "Shoun-no-ma"

   (Address) 5-6-3 Kouji-dai
   Nishi-ku, Kobe
   Hyogo 651-2273
   Japan

3. Agenda of the Meeting: The substance of the agenda is set out on the following pages.

Your attendance is cordially requested.

Yours very truly,

Toru Nishimi
President

The Daiei, Inc.
4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe, Hyogo 650-0046
Japan

In case you are unable to attend the Meeting, please indicate your approval or disapproval on each of the enclosed proxy forms after reviewing the reference materials annexed hereto, with affixing your signature to the proxy forms and returning them to us by May 23, 2007.

dlw 5/14

Agenda for the Meeting

【The Annual General Meeting of Shareholders】

Items to be Reported

No.1: Business report, consolidated financial documents and reports by the Independent Auditors and Corporate Auditors for the 56th term (from March 1, 2006 to February 28, 2007)

No.2: The reports of financial documents for the 56th term (from March 1, 2006 to February 28, 2007)

Items to be Resolved

No.1: Partial amendments to the Articles of Corporation

No.2: Election of eleven Directors of the Board

No.3: Election of three Corporate Auditors

When attending the Meeting, please present the enclosed proxy forms at the reception desk.

If any amendments are made to Business Reports, consolidated financial documents, reports of financial documents, and reference materials relating to the Ordinary General Meeting of Shareholders, those amendments will be put on our company's website (http://www.daiei.co.jp/).

END